SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM MERGES POLITENO WITH AND INTO ITSELF

São Paulo, Brazil, April 2, 2007 --- A Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and the second largest Brazilian industrial company owned by the private sector, announces that the merger of Politeno with and into itself was approved by the shareholders of both companies in Extraordinary Shareholders’ Meetings held today. Braskem therefore advances one step forward in its growth with value creation process.

“The merger of Politeno was designed to align the interests of all shareholders and will allow shareholders of Politeno that decide to become shareholders of Braskem full access to the benefits offered by Braskem to all of its shareholders, such as 100% tag-along rights in the event of a change of control,” commented Carlos Fadigas, Vice President of Finances and Investor Relations of Braskem.

Prior to the merger, Braskem owned 100% of Politeno’s voting share capital and approximately 96.2% of its total share capital. Commencing as of tomorrow, Politeno’s preferred shareholders can exchange their Politeno shares for Braskem’s class A preferred shares, at an exchange ratio of 1,656 of Politeno shares for each Braskem’s class A preferred share. This exchange ratio is based on an appraisal report with respect to both companies prepared by PricewaterhouseCoopers Auditores Independentes, and represents a 8.57% premium for shareholders of Politeno over the fair market value of these shares based on the respective shareholders’ equity of these companies.

To maintain the legally required ratio of Braskem’s common and preferred shares (1/3 and 2/3, respectively), Braskem’s shareholders approved the conversion of 486,530 class A preferred shares into common shares, as well as the issuance of 1,533,670 class A preferred shares. As a result, Braskem’s share capital will increase by R$19.2 million, and Braskem’s free float will be maintained at approximately 53% of total capital.

Commencing as of tomorrow (April 3, 2007), minority shareholders of Politeno have until May 2, 2007 to exercise their appraisal rights, if they do not exchange their shares for Braskem’s shares. The shareholder that has shares at CBLC - Companhia Brasileira de Liquidação e Custódia (Brazilian Closing and Trustee Company), and that wants to exercise this right should contact its chosen securities trader informing of its intention to exercise the appraisal right throuh an specific form to be given by CBLC. If the shares are registered at Banco Itaú (Itau Bank), the shareholder should contact any branch to fill an specific form to be given by Banco Itaú. Politeno shareholders that exercise their appraisal rights will receive a cash payment of R$7.543 per lot of 1,000 shares on May 15, 2007.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in
Latin American, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

For further information, please access our website www.braskem.com.br/ri or get in touch with the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	Head of IR	IR Manager
Phone: (55 11) 3443 9178	Phone: (55 11) 3443 9744	Phone: (55 11) 3443-9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.